Management’s Discussion and Analysis of the Financial Results

OVERVIEW

Brookfield is a publicly-traded North American commercial real estate company listed on both the New York and Toronto stock exchanges under the symbol BPO. At December 31, 2004, the book value of Brookfield’s assets was $8.5 billion, 90% of which was invested in premier office properties. The company generated $501 million of funds from operations and gains or $2.93 per share in 2004.

The following discussion and analysis is intended to provide readers with an assessment of Brookfield’s performance over the past three years as well as the company’s financial position and future prospects. It should be read in conjunction with the audited consolidated financial statements and appended notes which are included on page 38 of this report. Much of the discussion of operating performance is based on funds from operations for reasons discussed on page 15. The company also provides a full reconciliation to net income and an assessment of its performance on the same basis. Additional information, including the company’s Annual Information Form, is available on the company’s Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.

OPERATING STRATEGY

Brookfield’s strategy is to own, develop and manage premier commercial properties in downtown locations of select cities in North America. Brookfield’s portfolio consists of 46 properties and development sites, predominantly office buildings, comprising 46 million square feet of rentable area and development capacity. The commercial property portfolio is focused in seven North American cities, with New York, Boston, Washington, D.C., Toronto and Calgary comprising 86% of the portfolio net operating income. Brookfield intends to continue its strategy of concentrating its operations within a select number of supply constrained markets with attractive tenant bases in order to maintain a meaningful presence and build on the strength of the company’s tenant relationships within these markets.

Additionally, Brookfield operates ancillary real estate service businesses which focus on enhancing the value and returns from the core commercial property business through high-quality tenant service and amenities. Brookfield currently manages directly and with a joint venture partner in excess of 150 million square feet of space across North America. This includes the company’s own commercial properties, properties managed for institutional investors and third party managed properties. This scale provides Brookfield with the platform to deliver superior service to tenants across the portfolio.

Brookfield also operates a development business including a number of low-cost commercial development sites in Toronto and Manhattan. In addition, the company owns a land development and housing operation.

OPERATING RESULTS

All figures are expressed in US dollars unless otherwise noted. Brookfield’s financial results are as follows:

(Millions, except per share amounts)	2004	2003		2002

Continuing operations(1)
Funds from operations
Excluding lease termination income and gains	$442	$361		$322
Including lease termination income and gains	501	460		374

Funds from operations per share – diluted
Excluding lease termination income and gains	$2.55	$2.15		$1.87
Including lease termination income and gains	2.93	2.78		2.18

Net income
Excluding lease termination income and gains	$206	$209		$194
Including lease termination income and gains	242	279		236

Earnings per share – diluted	1.28	1.63		1.34
Common share dividends per share	0.62	2.50	(2)	0.40

Balance sheet data
Commercial properties	$6,693	$6,297		$5,661
Total assets	8,491	8,097		7,450
Capital base	3,254	2,997		2,433

(1)	Excludes the assets, liabilities and results of operations of Brookfield Homes Corporation

(2)	Includes the distribution of Brookfield Homes Corporation valued at $2.00 per common share

On January 6, 2003, the company distributed all of the common shares of Brookfield Homes to common shareholders of record on January 2, 2003. Common shareholders received one common share of Brookfield Homes for each five common shares of Brookfield held on the date of record, and the transaction was recorded as a distribution to shareholders at the carried value of the company’s investment in Brookfield Homes. Consequently, the company’s results for the year 2002 and prior periods include the results of Brookfield Homes which have been classified as a discontinued operation. See “Discontinued Operations” section for further discussion.

Historically, Brookfield’s accounting policy has been to record revenues in accordance with the actual payments received under the terms of the company’s leases, which typically increase over time, and to record depreciation on a sinking-fund basis. However, commencing January 1, 2004, accounting standards require both straight-line rent recognition and straight-line depreciation. This change resulted in additional revenue of $22 million and additional depreciation of $58 million before the effect of income taxes for the year ended December 31, 2004. See Note 2 of the consolidated financial statements for further discussion.

FUNDS FROM OPERATIONS

Funds from operations (“FFO”) is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization of capital assets. While Brookfield believes that FFO is the most relevant measure to analyze real estate as commercial properties generally appreciate rather than depreciate, the company believes that both FFO and net income are relevant measures. The company computes FFO in accordance with the definition provided by the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) in Canada. FFO does not represent cash generated from operating activities determined in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States or Canada and should not be considered as an alternative to GAAP measures.

Brookfield’s strong tenant base, pro-active leasing strategies and gains on sales of partial interests in the company’s core office portfolio contributed to an increase in funds from operations and gains of 9% to $501 million in 2004, compared with $460 million in 2003. Excluding lease termination income and gains, funds from continuing operations increased 19% to $2.55 per share during year 2004 (12% or $2.41 per share excluding straight-line rent) compared with $2.15 per share in 2003.

After providing for preferred share dividends, Brookfield’s FFO per diluted share, including and excluding lease termination income and gains, is as follows:

	Including Lease Termination			Excluding Lease Termination
	Income and Gains			Income and Gains

(Millions, except per share amounts)	2004	2003	2002	2004	2003	2002

Funds from continuing operations	$501	$460	$374	$442	$361	$322
Preferred share dividends	(41)	(20)	(19)	(41)	(20)	(19)

	$460	$440	$355	$401	$341	$303

Weighted average shares outstanding	157.1	158.6	162.3	157.1	158.6	162.3
FFO per share	$2.93	$2.78	$2.18	$2.55	$2.15	$1.87

The 2004 results included lease termination income of $60 million, or $0.38 per share, in conjunction with the termination of a previously existing lease and the commencement of a new lease at One World Financial Center in New York. The 2003 gains related to the sale of a 49% interest in 245 Park Avenue in New York totaling $100 million, or $0.63 per share. The 2002 gains related to the sale of 50% interests in Exchange Tower in Toronto and Bankers Hall in Calgary, totaling $60 million or $0.31 per share.

FUNDS FROM OPERATIONS AND NET INCOME

A summary of the components of Brookfield’s funds from operations and net income are as follows:

(Millions)	2004	2003	2002

Total revenue and gains	$1,442	$1,363	$1,372

Net operating income
Commercial property operations	$743	$697	$660
Development and residential operations	42	31	22
Interest and other income	47	62	48

	832	790	730
Unallocated costs	331	330	356

Funds from continuing operations and gains	501	460	374

Depreciation and amortization	143	79	80
Taxes and other non-cash items	116	102	58

Net income before discontinued operations	242	279	236

Net income from discontinued operations	—	—	44

Net income	$242	$279	$280

Funds from operations per share — diluted
Continuing operations — excluding lease termination income and gains	$2.55	$2.15	$1.87
Lease termination income and gains	0.38	0.63	0.31
Discontinued operations	—	—	0.45

	$2.93	$2.78	$2.63

Net income per share — diluted
Continuing operations — excluding lease termination income and gains	$1.06	$1.19	$1.09
Lease termination income and gains	0.22	0.44	0.25
Discontinued operations	—	—	0.27

	$1.28	$1.63	$1.61

COMMERCIAL PROPERTY OPERATIONS

Total commercial property operations contributed $743 million of net operating income and gains in 2004, a 7% increase over 2003 net operating income of $697 million. The increase is due to the contribution from 300 Madison Avenue in New York, 1625 Eye Street, 701 9th Street and Potomac Tower in Washington, D.C. and an increment of $22 million of straight-line rent during 2004 due to a change in accounting policy. See Note 2 of the consolidated financial statements for further discussion of the change in accounting policy. The contribution from the commercial property operations is as follows:

(Millions)	2004	2003	2002

Operating income from current properties	$683	$597	$600
Lease termination income and gains	60	100	60

Total	$743	$697	$660

COMPONENTS OF COMMERCIAL PROPERTY NET OPERATING INCOME

The components of commercial property net operating income are as follows:

(Millions)	2004	2003	2002

Rental revenue	$1,074	$976	$943
Property operating costs	391	379	343

Net operating income excluding lease termination income and gains	683	597	600
Lease termination income and gains	60	100	60

Net operating income	$743	$697	$660

Net operating income growth is comprised of contractual increases on in-place leases, rental increases achieved on in-place rents when re-leased, lease-up of vacancies, acquisitions net of dispositions, and straight-line rental income.

The growth in net operating income in each of the past three years is as follows:

(Millions)	2004	2003	2002

Net operating income excluding lease termination income and gains, prior year	$597	$600	$617
(a) Contractual increases on in-place leases	7	16	17
(b) Rental increases achieved on in-place rents when re-leased	3	10	8
(c) Lease-up of vacancies	1	3	5
(d) Acquisitions, net of dispositions	53	(32)	(47)
(e) Straight-line rental income	22	—	—

	683	597	600
(f) Lease termination income and gains	60	100	60

Net operating income, end of year	$743	$697	$660

(a) Contractual increases on in-place leases

Brookfield’s leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The high-credit quality of tenants in the company’s portfolio in general lowers the risk of not realizing these increases. During the year ended December 31, 2004, net operating income increased $7 million due to contractual increases, compared with $16 million in 2003 and $17 million in 2002.

(b) Rental increases achieved on in-place rents when re-leased

During 2004, higher rental rates on the re-leasing of space in the portfolio contributed $3 million of increased net operating income over 2003. At December 31, 2004, average in-place net rents throughout the portfolio increased to $23 per square foot compared with $22 per square foot at December 31, 2003 and $21 per square foot at December 31, 2002.

The company was able to marginally increase its in-place net rental rate, largely as result of re-leasing initiatives which were completed at an average rental uplift of $3 per square foot on space leased in 2001 and significant re-leasing initiatives over the past three years at equivalent rental rates. Average market net rent was $25 per square foot in 2004, an increase of $1 over $24 per square foot in 2003.

The following table shows the average in-place rents and estimated current market rents for similar space in each of the company’s markets:

	Gross	Avg.	Avg.	Avg.
	Leaseable Area	Lease Term	In-place Net Rent	Market Net Rent
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown Manhattan	2,786	20	$38	$52
Downtown Manhattan	8,435	9	32	25
Boston, Massachusetts	2,163	5	30	32
Washington, D.C.	1,557	16	29	38
Toronto, Ontario	6,790	7	20	21
Calgary, Alberta	6,331	9	13	18
Denver, Colorado	3,017	4	14	15
Minneapolis, Minnesota	3,008	8	9	13
Other	927	12	9	15

Total*	35,014	10	$23	$25

*	Excludes developments

(c) Lease-up of vacancies

Contribution to net operating income from lease-ups was $1 million in 2004 compared with $3 million in 2003 and $5 million in 2002. Contributions from vacancy lease-ups were greater in 2003 due to vacancies leased in properties acquired in 2000. Brookfield’s total portfolio occupancy rate at December 31, 2004 increased to 95.2% from 94.1% at December 31, 2003. Brookfield’s occupancy rate in primary markets of New York, Boston, Washington, D.C., Toronto and Calgary remains consistent at 97.3% at December 31, 2004 compared with December 31, 2003. The contribution to net operating income from vacancy lease up is expected to increase in the future as properties previously acquired or developed with vacancies are leased up.

A summary of current and historical occupancy levels for the past three years is as follows:

	Dec. 31, 2004		Dec. 31, 2003		Dec. 31, 2002
	Total	%	Total	%	Total	%
(Thousands of square feet)	Square Feet	Leased	Square Feet	Leased	Square Feet	Leased

New York, New York	11,221	98.2	11,262	97.7	10,113	97.6
Boston, Massachusetts	2,163	96.8	2,163	97.7	2,163	97.4
Washington, D.C.	1,557	93.2	570	52.8	—	—
Toronto, Ontario	6,790	95.3	6,884	96.1	6,883	96.3
Calgary, Alberta	6,331	98.4	7,454	97.6	7,570	97.1
Denver, Colorado	3,017	85.4	3,017	82.9	3,017	90.1
Minneapolis, Minnesota	3,008	85.8	3,008	74.1	3,008	84.5
Other	927	90.5	1,281	90.5	1,515	97.1

Total*	35,014	95.2	35,639	94.1	34,269	95.5

New York/Boston/Washington/Toronto/Calgary	28,062	97.3	28,333	97.3	26,729	97.1
Denver/Minneapolis/Other	6,952	86.2	7,306	80.4	7,540	89.3

Total*	35,014	95.2	35,639	94.1	34,269	95.5

*	Excludes developments

During 2004, Brookfield leased 3.6 million square feet of space, approximately four times the amount of space contractually expiring. This includes two million square feet of new leases and 1.6 million square feet of renewals. In 2004, Brookfield signed the largest lease in Canada, a 331,000 square foot lease renewal with CIBC at Atrium on Bay in Toronto, and participated in two of the six largest new office leases in the United States, consisting of an 800,000 square foot sublease to PricewaterhouseCoopers at 300 Madison Avenue and a 460,000 square foot new lease to Cadwalader, Wickersham & Taft at One World Financial Center in New York. The details of Brookfield’s leasing activities for 2004 are as follows:

	December 31, 2003		2004 Activities								December 31, 2004
					Expiring			Leasing
				Accelerated	Net Rent			Net Rent		Acq.
(Thousands of square feet)	GLA(1)	Leased	Expiries	Expiries	per Sq. Ft.-$		Leasing	per Sq. Ft.-$		(Disp.)	GLA(1)	Leased

New York, New York
Midtown	2,834	2,787	—	(75)			96			(59)	2,786	2,749
Lower Manhattan	8,428	8,226	(171)	(527)			730			18	8,435	8,276
Boston, Massachusetts	2,163	2,120	(37)	(106)			126			—	2,163	2,103
Washington, D.C.	570	389	—	—			115			986	1,557	1,490
Toronto, Ontario	6,884	6,649	(224)	(1,011)			1,198			(90)	6,790	6,522
Calgary, Alberta	7,454	7,301	(69)	(279)			354			(1,060)	6,331	6,247
Denver, Colorado	3,017	2,594	(99)	(145)			305			2	3,017	2,657
Minneapolis. Minnesota	3,008	2,363	(193)	(23)			507			1	3,008	2,655
Other	1,281	1,185	(85)	(80)			153			(310)	927	863

Total	35,639	33,614	(878)	(2,246)	$19	(2)	3,584	$17	(2)	(512)	35,014	33,562

(1)	Excludes developments

(2)	Expiring and leasing net rates per square foot exclude the Cadwalader Wickersham & Taft transaction

(d) Acquisitions, net of dispositions

The value created in Brookfield’s mature commercial properties provides the company with the opportunity to generate additional gains and capital in order to reinvest in other assets at higher returns. The acquisition of properties in Washington, D.C. and the completion of the development project at 300 Madison Avenue in New York, net of dispositions, as well as the net leasing fee realized upon the successful completion of the sublease of 800,000 square feet to PricewaterhouseCoopers at 300 Madison Avenue in New York, contributed an additional $53 million of net operating income in 2004. The sale of properties reduced net operating income by $32 million in 2003 and $47 million in 2002.

In 2003, Brookfield sold a 49% interest in 245 Park Avenue in New York based on a property valuation of $894 million for gross proceeds of $438 million resulting in a $100 million gain. In addition, Brookfield completed the development of 300 Madison Avenue during the last quarter of 2003. This 1.2 million square foot property located in Midtown Manhattan is fully leased for 30 years to CIBC World Markets. In 2002, Brookfield sold partial interests in two of its core properties, Exchange Tower in Toronto and Bankers Hall in Calgary, resulting in gains totaling $60 million.

(e) Straight-line rental income

As a result of adopting CICA Handbook section 1100, “Generally Accepted Accounting Principles,” commencing January 1, 2004, the company recognized an additional $22 million of straight-line rental income in 2004. This adoption was on a prospective basis, and therefore no adjustments were made to prior periods. See Note 2 to the consolidated financial statements for further discussion.

(f) Lease termination income and gains

During the first quarter of 2004, the company earned lease termination income of $60 million from the cancellation of an existing lease and replacement with a new 460,000 square foot lease at One World Financial Center in New York. The 2003 gain of $100 million was attributed to the sale of a 49% interest in 245 Park Avenue in New York and the gain of $60 million generated in 2002 related to the sale of partial interests in Exchange Tower in Toronto and Bankers Hall in Calgary. While these events are opportunistic and difficult to predict, the dynamic tenant base which is typical of the company’s buildings should provide Brookfield with similar opportunities in the future.

TENANT RELATIONSHIPS

An important characteristic of Brookfield’s portfolio is the strong credit quality of its tenants. Special attention is directed at credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an “A” credit rating. Major tenants with over 600,000 square feet of space in the portfolio include Merrill Lynch, CIBC, JPMorgan Chase, RBC Financial Group, Petro-Canada and Imperial Oil. The following list shows the largest tenants by leasable area in Brookfield’s portfolio and their respective lease commitments:

	Primary	Year of	000’s	% of	Credit
Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft. (2)	Rating(3)

Rated
Merrill Lynch	New York/Toronto	2013	4,363	12.5%	A+
CIBC/CIBC World Markets	New York/Toronto/Calgary	2028	1,979	5.7%	A+
JPMorgan Chase	New York	2021	1,011	2.9%	A+
RBC Financial Group	Five major markets	2019	958	2.7%	AA-
Petro-Canada	Calgary	2013	848	2.4%	BBB
Target Corporation (Dayton Hudson Corporation)	Minneapolis	2013	752	2.1%	A+
Imperial Oil	Calgary	2011	633	1.8%	AAA
Talisman Energy	Calgary	2015	426	1.2%	BBB+
Pepco Holdings Inc.	Washington, D.C.	2028	364	1.0%	BBB+
Teachers Insurance Annuity Association	Denver	2008	323	0.9%	AAA
Dow Jones & Company	New York	2014	323	0.9%	A-
Canadian Natural Resources	Calgary	2011	277	0.8%	BBB+
Goldman Sachs	New York	2015	274	0.8%	A+
Lehman Brothers	New York	2010	253	0.7%	A+
Anadarko Canada Corporation	Calgary	2011	235	0.7%	Baa1
EnCana Corporation	Calgary	2013	232	0.7%	A-
Bank of Nova Scotia	New York	2014	230	0.7%	AA-
Bell West/Bell Canada	Calgary/Toronto	2011	226	0.6%	A
Sovereign Bank/Fleet National Bank	Boston	2008	213	0.6%	AA-
TD Canada Trust	Toronto/Calgary	2009	211	0.6%	A+
Other investment grade	Various	Various	3,938	11.3%	BBB- or higher

			18,069	51.6%
Unrated
Cadwalader, Wickersham & Taft LLP	New York	2024	456	1.3%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2012	446	1.3%	—
Goodwin Procter	Boston	2016	360	1.0%	—
Wellington Management	Boston	2011	344	1.0%	—
National Assoc. of Securities Dealers (NASD)	New York/Denver	2021	277	0.8%	—
Major League Baseball	New York	2012	109	0.3%	—

Total			20,061	57.3%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From Standard & Poor’s, Moody’s or Dominion Bond Rating Service (DBRS)

Brookfield’s strategy is to sign long-term leases in order to mitigate risk and reduce overall retenanting costs in the portfolio. The company typically commences discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of the company’s leases, when signed, extend between 10 and 20-year terms. As a result of this strategy, approximately 5% of Brookfield’s leases mature annually.

Following is a breakdown of lease maturities by market with associated in-place rental rates:

				New York/Boston/						Denver/Minneapolis/
	Total Portfolio			Washington, D.C.			Toronto/Calgary			Other
			Net			Net			Net			Net
	000’s		Rate per	000’s		Rate per	000’s		Rate per	000’s		Rate per
Year of Expiry	Sq. Ft.	%	Sq. Ft.-$	Sq. Ft.	%	Sq. Ft.-$	Sq. Ft.	%	Sq. Ft.-$	Sq. Ft.	%	Sq. Ft.-$

Currently available	1,452	4.8		323	2.3		352	3.2		777	13.8
2005	1,387	4.5	$24	471	3.4	$37	609	5.5	$18	307	5.5	$14
2006	1,391	4.5	16	495	3.6	21	492	4.4	16	404	7.2	11
2007	951	3.1	19	171	1.2	31	445	4.0	19	335	6.0	14
2008	1,904	6.2	22	646	4.7	31	594	5.4	21	664	11.8	14
2009	985	3.2	19	100	0.7	31	557	5.0	21	328	5.8	12
2010	2,017	6.6	28	674	4.9	39	1,031	9.3	24	312	5.5	17
2011	2,708	8.9	23	607	4.4	43	1,910	17.2	18	191	3.4	16
2012 & beyond	22,219	58.2	26	11,454	74.8	35	7,131	46.0	18	3,634	41.0	11

	35,014	100.0	$23	14,941	100.0	$35	13,121	100.0	$18	6,952	100.0	$11

Weighted average market net rent			$25			$32			$20			$14

TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES

Upon the signing of the majority of its leases, Brookfield provides tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvement costs and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant improvements in 2004 totaled $82 million, compared with the $26 million expended in 2003 and $49 million in 2002 due to a higher number of leases being negotiated in the New York market where tenant inducement costs are higher than other markets in which Brookfield operates.

On an annual basis, one to two million square feet of leases expire on average with a cost to replace these tenancies approximating $15 to $20 per square foot, with each region of operation varying in actual cost per square foot. The average expenditure on tenant inducements across the portfolio over the last three years was $16 per square foot. Tenant installation costs are summarized as follows:

(Millions)	2004	2003	2002

Commercial property tenant improvements
Leasing commissions	$15	$8	$9
Tenant improvements — first generation space	3	—	2
Tenant improvements — second generation space	64	18	38

Total	$82	$26	$49

Brookfield also invests in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in its properties. Due to the relatively recent construction and major renovation of Brookfield’s core properties as well as high-quality construction standards, recurring capital maintenance expenditures are lower than industry norms. Capital maintenance expenditures totaled $26 million in 2004, compared with $16 million in 2003 and $16 million in 2002. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments.

Capital expenditures include revenue-enhancing capital expenditures which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue enhancing expenditures, which are those required to maintain the service life of an asset. The details of the company’s capital expenditures are summarized as follows:

(Millions)	2004	2003	2002

Capital expenditures
Revenue enhancing	$14	$9	$10
Non-revenue enhancing	12	7	6

Total	$26	$16	$16

DEVELOPMENT AND RESIDENTIAL OPERATIONS

Brookfield’s residential land development operations are focused in five markets: Calgary, Alberta; Edmonton, Alberta; Toronto, Ontario; Denver, Colorado and Austin, Texas. Most of the land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices. In addition, the company’s development and residential operations continued to benefit from the low interest rate environment and strong demand in the North American housing market.

Development and residential operations contributed $42 million of income in 2004, an increase of $11 million over 2003 and $20 million over 2002.

(Millions)	2004	2003	2002

Sales revenue	$261	$225	$321
Operating costs	219	194	299

Total	$42	$31	$22

Lot and home sales for the past two years, including lots sold to third-party homebuilders are as follows:

	Home sales		Lot sales
(Units)	2004	2003	2004	2003

Alberta	496	479	1,937	1,712
Ontario	339	318	—	—
Colorado	—	—	468	448

Total	835	797	2,405	2,160

INTEREST AND OTHER

Interest and other income includes interest charged on loans receivable, interest received on cash balances and transactional gains and losses realized on the disposal of non-core assets. Interest and other income decreased to $47 million in 2004 compared with $62 million in 2003 primarily due to the completion of the company’s residential condominium development project in Toronto.

UNALLOCATED COSTS

Unallocated costs were $331 million for the year ended December 31, 2004, compared with $330 million in 2003. The amounts are comprised of interest expense, administrative and development expenses and minority interests of others in properties, as follows:

(a) Interest expense

Interest expense increased 2% to $270 million in 2004, compared with $265 million in 2003. This increase is a result of debt assumed on the purchase of 701 9th Street and the financing of 1625 Eye Street and Potomac Tower in Washington, D.C., the placement of higher levels of investment-grade debt on properties, offset by a decrease in the refinancing interest rate on Republic Plaza in Denver, reduction of debt through amortization and the sale of a 49% interest in 245 Park Avenue in New York in October 2003.

(b) Administrative and development expenses

Administrative costs during the year ended 2004 decreased to $41 million from $44 million in 2003 as the company successfully implemented cost reduction initiatives.

(c) Minority interests of others in properties

Minority interests of others in properties consist of earnings attributable to interests not owned by Brookfield in BPO Properties Ltd. and Brookfield Financial Properties L.P., as well as dividends on shares issued by BPO Properties Ltd. and 100%-owned subsidiaries. For the year ended December 31, 2004, other shareholders’ interests expenses of $20 million decreased by $1 million from the same period in 2003. Dividends paid on shares issued by the company’s subsidiaries increased to $48 million in 2004 from $14 million in 2003 and minority interests of others in BPO Properties Ltd. decreased by $35 million in 2004 from $5 million in 2003 primarily from a payment of a special dividend during the first quarter of 2004.

The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield:

(Millions)	Type	2004	2003	2002

BPO Properties Ltd.	Redeemable preferred shares*	$8	$9	$7
BPO Properties Ltd.	Common shares	37	1	—
100%-owned subsidiaries	Redeemable preferred shares*	3	4	4

Dividends — shares of subsidiaries		48	14	11

BPO Properties Ltd.	Participating interests	(30)	5	12
Brookfield Financial Properties L.P.	Participating interests	2	2	7

Minority interests of others in subsidiary earnings		(28)	7	19

Total		$20	$21	$30

*	Non-participating

DEPRECIATION EXPENSE

Depreciation for the year ended December 31, 2004 increased by $64 million to $143 million. The majority of this increase was due to additional depreciation recognized with the adoption of CICA Handbook section 1100 requiring a change to a straight-line basis. See Note 2 to the consolidated financial statements for further discussion.

NET INCOME

Brookfield’s net income per share from continuing operations decreased to $1.28 per share including gains or $1.06 per share excluding gains, due to a smaller gain in 2004 and the change in accounting policy for depreciation previously discussed. Brookfield’s net income per share is calculated as follows:

	Including Lease Termination			Excluding Lease Termination
	Income and Gains			Income and Gains
(Millions, except per share amounts)	2004	2003	2002	2004	2003	2002

Net income from continuing operations	$242	$279	$236	$206	$209	$194
Preferred share dividends	(41)	(20)	(19)	(41)	(20)	(19)

Net income available to common shareholders	$201	$259	$217	$165	$189	$175

Weighted average shares outstanding — diluted	157.1	158.6	162.3	157.1	158.6	162.3
Net income per share — diluted	$1.28	$1.63	$1.34	$1.06	$1.19	$1.09

It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield, are required to charge their earnings with tax expense, despite the presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts (“REITs”), as REITs are not subject to taxation, provided they remain in compliance with specific tax codes.

QUARTERLY RESULTS

The 2004 and 2003 results by quarter are as follows:

	Q1		Q2		Q3		Q4
(Millions, except per share amounts)	2004	2003	2004	2003	2004	2003	2004	2003

Total revenue and gains	$326	$295	$381	$301	$345	$320	$390	$447

Net operating income
Commercial property operations
Operating income from current properties	179	142	166	141	168	141	170	144
Operating income from properties sold	—	8	—	11	—	10	—	—
Lease termination income and gains	—	—	60	—	—	—	—	100

Total commercial property operations	179	150	226	152	168	151	170	244

Development and residential income	8	7	10	7	11	7	13	10
Interest and other	14	15	11	14	11	16	11	17

	201	172	247	173	190	174	194	271

Expenses
Interest	66	70	68	67	67	66	69	62
Administrative and development	10	11	11	11	10	11	10	11
Minority interests of others in properties	5	5	6	5	5	6	4	5

Income before undernoted	120	86	162	90	108	91	111	193

Depreciation and amortization	34	18	35	20	36	20	38	21
Taxes and other non-cash items	30	18	47	17	22	21	17	46

Net income	$56	$50	$80	$53	$50	$50	$56	$126

Funds from operations per share - diluted*
Excluding lease termination income and gains	$0.70	$0.51	$0.60	$0.53	$0.62	$0.55	$0.63	$0.56
Lease termination income and gains	—	—	0.38	—	—	—	—	0.63

	$0.70	$0.51	$0.98	$0.53	$0.62	$0.55	$0.63	$1.19

Net income per share - basic*
Excluding lease termination income and gains	$0.30	$0.29	$0.24	$0.30	$0.25	$0.29	$0.28	$0.32
Lease termination income and gains	—	—	0.22	—	—	—	—	0.44

	$0.30	$0.29	$0.46	$0.30	$0.25	$0.29	$0.28	$0.76

Net income per share - diluted*
Excluding lease termination income and gains	$0.30	$0.29	$0.23	$0.30	$0.25	$0.29	$0.28	$0.31
Lease termination income and gains	—	—	0.22	—	—	—	—	0.44

	$0.30	$0.29	$0.45	$0.30	$0.25	$0.29	$0.28	$0.75

*	Per share amount before giving effect to stock dividend

Operating income from current properties in the fourth quarter of 2004 remained consistent with previous quarters in 2004. Operating income from current properties for 2004 increased compared to 2003 due to acquisitions of 1625 Eye Street, 701 9th Street and Potomac Tower in Washington, D.C. and the completion of the development project at 300 Madison Avenue in New York.

The gain realized in the second quarter of 2004 of $60 million in lease termination income is a result of the termination of a previously existing lease and the commencement of a new lease at One World Financial Center in New York. The gain realized in the fourth quarter of 2003 of $100 million is related to the sale of a 49% interest in 245 Park Avenue in New York.

Development and residential income increased in the fourth quarter of 2004 compared with previous quarters in 2004 and 2003 due to the continued strength of the North American housing markets. Interest and other income decreased in each quarter in 2004 as the 2003 results included a contribution from the company’s now-complete residential condominium project.

Interest expense increased in the fourth quarter of 2004 as a result of the financing of 1625 Eye Street and Potomac Tower in Washington, D.C., partially offset by the repayment of corporate debt with the proceeds received from the issuance of preferred shares. Administrative and development expenses and minority interests of others in properties remained consistent with prior quarters. Taxes and other non-cash items as well as net income decreased in the fourth quarter of 2004 compared to the fourth quarter of 2003 due to the gain on the sale of 49% interest in 245 Park Avenue recognized in the fourth quarter of 2003.

ASSET PROFILE

Total assets increased by approximately $394 million to $8.5 billion at December 31, 2004. The increase in total assets is primarily attributable to the acquisition of 701 9th Street, N.W. and Potomac Tower in Washington, D.C., and the impact of the higher Canadian dollar on Canadian assets. The following is a summary of the company’s assets over the past three years:

(Millions)	2004	2003	2002*

Assets
Commercial properties	$6,693	$6,297	$5,661
Development properties	716	684	944
Receivables and other	685	717	769
Marketable securities	285	267	—
Cash and cash equivalents	112	132	76

Total	$8,491	$8,097	$7,450

*	Excludes Brookfield Homes Corporation which was distributed to common shareholders on January 6, 2003

COMMERCIAL PROPERTIES

The acquisition of two premier assets in Washington, D.C. accounts for most of the increase in book value of commercial properties from December 31, 2003. 701 9th Street, N.W. was purchased for $167 million in the first quarter of 2004 and Potomac Tower was purchased for $106 million in the third quarter of 2004. These two assets, and 1625 Eye Street, N.W., which was acquired in December 2003, comprise 1.6 million square feet in the Washington, D.C. market. These additions were offset by the sale of the company’s non-core retail asset Chicago Place for proceeds totaling $39 million. The consolidated carrying value of the company’s North American properties is approximately $250 per square foot, significantly less than the estimated replacement cost of these assets. Brookfield’s core properties are on average of 1.4 million square feet in size. A breakdown of the company’s commercial properties by region is as follows:

		Brookfield	2004	2003
	Leaseable Area	Owned Interest	Book Value	Book Value
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(Millions)	(Millions)

New York, New York	11,221	9,506	$3,542	$3,531
Boston, Massachusetts	2,163	1,103	328	333
Washington, D.C.	1,557	1,557	439	161
Toronto, Ontario	6,790	4,777	1,068	928
Calgary, Alberta	6,331	3,166	448	450
Denver, Colorado	3,017	2,811	370	372
Minneapolis, Minnesota	3,008	3,008	414	400
Other	927	927	84	122

Total*	35,014	26,855	$6,693	$6,297

*	Excludes developments

DEVELOPMENT PROPERTIES

Development properties consist of commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in the company’s land development business. The total book value of this development land and infrastructure was $716 million at December 31, 2004, an increase of $32 million from $684 million in 2003. The increase is primarily attributable to additional capitalized costs on the company’s commercial development properties, offset by a reduction in residential development inventory. In 2004, the company capitalized approximately $36 million related to the Three World Financial Center project.

The details of the development property portfolio are as follows:

	Buildable		Book Value	Book Value
Region	Sq. Ft.		2004	2003	Change

Commercial developments and infrastructure
Three World Financial Center, New York	1,200,000		$248	$212	$36
Bay-Adelaide Centre, Toronto	1,800,000		101	90	11
Hudson’s Bay Centre, Toronto	1,092,000		29	26	3
Other:
401 West 31st Street, New York	2,500,000
BCE Place III, Toronto	800,000
Bankers Hall, Calgary	500,000
Republic Plaza, Denver	400,000

	4,200,000		21	21	—

	8,292,000	*	$399	$349	$50
Residential development land and infrastructure
Under development			132	210	(78)
Held for development			185	125	60

Total			$716	$684	$32

* Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

(a) Commercial developments and infrastructure

Although Brookfield is not a speculative developer, the company is a full-service real estate company with in-house development expertise. With approximately eight million square feet of high-quality, centrally-located development properties in New York, Toronto, Calgary and Denver, the company generally undertakes developments only when the risk-adjusted returns are adequate and significant pre-leasing for at least 50% to 60% of the space has been achieved.

In September 2002, Brookfield acquired 1.2 million square feet of space in the 2.1 million square foot Three World Financial Center tower in New York which is home to the world headquarters of co-owner American Express. Brookfield has exclusive rights to lease 1.2 million square feet of space and is not entitled to rents attributable to the space owned by American Express. Brookfield acquired this property vacant at a substantial discount to replacement value and is currently in the process of securing tenants for the portion owned by the company. As at December 31, 2004, this property was classified as a property under development, and all direct costs of the building, including interest costs and property taxes, were capitalized to the asset.

In February 2001, Brookfield acquired a 50% interest in the Bay-Adelaide Centre office and residential development project, located at the corner of Bay and Adelaide Streets in downtown Toronto. Brookfield subsequently acquired two small buildings adjacent to the site fronting Bay Street to further enhance the value of the project. This project included full below-grade infrastructure for 1.8 million square feet of office and residential space and a fully operational underground revenue-generating parking facility. Brookfield also owns expansion rights for a third office tower at BCE Place, the company’s flagship Toronto office complex, which includes approximately 800,000 square feet of density. Brookfield has similar rights to develop 2.5 million square feet at 401 West 31st Street in Midtown Manhattan, New York, 500,000 square feet of office space at Bankers Hall in Calgary, and 400,000 square feet at Republic Plaza in Denver.

The status of each development project is as follows:

	Location	Ownership	Sq. Ft.		Status

New York, New York
Three World Financial Center	200 Vesey Street at West Street	100%	1,200,000		- Under redevelopment
401 West 31st Street	West 31st Street at Ninth Avenue	100%	2,500,000		- Being zoned for potentially
					2.5 million square feet of office

Toronto, Ontario
Bay-Adelaide Centre	Bay and Adelaide Streets	50%	1,800,000		- Planning

BCE Place III	Third tower of current
	BCE Place project	65%	800,000		- Planning
Hudson’s Bay Centre	Yonge and Bloor Streets	25%	1,092,000		- Office and retail projects
					under redevelopment

Calgary, Alberta
Bankers Hall	East and West Parkades	50%	500,000		- Planning
Denver, Colorado
Republic Plaza	Downtown Denver	100%	400,000		- Planning

			8,292,000	*

*	Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

(b) Residential development land and infrastructure

Brookfield’s land development operations are focused in five markets: Calgary, Alberta; Toronto, Ontario; Edmonton, Alberta; Denver, Colorado and Austin, Texas. The book value of these investments at December 31, 2004 was $317 million, compared with $335 million at the end of 2003. The decrease was primarily attributable to residential development inventory sold, offset by acquisitions. The details of the residential development land under development and held for development are as follows:

	Under Development		Held for Development
	Number	Book Value	Number	Book Value
	of Lots	(Millions)	of Lots	(Millions)

Alberta	2,585	$90	22,795	$125
Ontario	1,593	16	4,893	28
Colorado	818	22	3,222	24
Texas and other	30	4	2,080	8

Total	5,026	$132	32,990	$185

RECEIVABLES AND OTHER

Receivables and other assets decreased to $685 million at December 31, 2004 from $717 million at December 31, 2003. Receivables and real estate mortgages decreased by $64 million to $435 million at December 31, 2004 from a deposit on the acquisition of a land lease on one of the company’s Canadian commercial properties, offset by an increase in straight line rent receivable due to accounting changes and the acquisition of a $27 million, seven-year, 11.2% fixed rate mezzanine debt investment on the Bank of America Center in San Francisco. This investment comprises the junior-most tier of a $750 million financing for the 1.78 million square foot building, giving the company a toehold in this attractive market. Prepaid expenses and other assets increased by $34 million to $246 million at December 31, 2004 as the company classified $29 million of restricted cash held for tenant improvements or required under debt covenants to Other Assets. The components of receivables and other assets are as follows:

(Millions)	2004	2003	2002

Receivables and real estate mortgages	$435	$499	$465
Prepaid expenses and other assets	246	212	210
Non-core real estate assets held for sale	4	6	51
Future income tax asset	—	—	43

Total	$685	$717	$769

CAPITAL RESOURCES AND LIQUIDITY

Brookfield employs a broad range of financing strategies to facilitate growth and manage financial risk, with particular focus on the overall reduction of the weighted average cost of capital, thereby enhancing returns for common shareholders.

Funds from operations represent the primary source of liquidity to fund debt service, dividend payments, and recurring capital and leasing costs in the company’s commercial property portfolio. Sufficient cashflows are generated by the company’s properties to service these obligations. Brookfield seeks to increase income from the company’s existing properties by maintaining quality standards which promote high occupancy rates and permit increases in rental rates while reducing tenant turnover and controlling operating expenses. Other sources of revenue include third-party fees generated by the company’s real estate management, leasing and development businesses. In addition, Brookfield’s tax status as a corporation and substantial tax loss pools allow the company to reinvest and retain cash generated by operations without incurring cash taxes. Brookfield’s commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a 50% to 60% loan-to-appraised-value basis. In addition, in certain circumstances when a building is leased almost exclusively to a high-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces the company’s equity requirements to finance commercial property, and as a result, enhances equity returns.

As at December 31, 2004, Brookfield had approximately $216 million (December 31, 2003 — $562 million) of indebtedness outstanding to Brascan Corporation and its affiliates. During the first quarter of 2004, the company, based on an agreement signed in 1997, purchased the land lease on one of its Canadian properties for an amount equal to its carrying value of $80 million from Brascan Corporation.

CASH AND MARKETABLE SECURITIES

Brookfield maintains high levels of liquidity to ensure that it can react quickly to potential investment opportunities. This liquidity consists of cash and marketable securities which contribute investment returns, as well as committed lines of credit. To ensure the company maximizes its returns, cash balances are generally carried at a modest level, and excess cash is used to repay revolving credit lines and invested in short-term marketable securities, which provide a source of liquidity to fund investment initiatives. Marketable securities are comprised of a portfolio of fixed-rate corporate bonds which are carried at amortized cost with a fair value which approximates their book value and an average yield of 2.6%. The portfolio matures over the period of 2005 to 2007. As at December 31, 2004, cash balances decreased to $112 million from $132 million at December 31, 2003 and marketable securities increased to $285 million from $267 million at December 31, 2003, as excess funds were invested in additional investment-grade corporate bonds. In addition, the company classified $29 million of restricted cash held for tenant improvements or required under debt covenants to Other Assets.

UTILIZATION OF CASH RESOURCES

The following table illustrates the utilization of free cashflow generated by the company’s operations and financing initiatives as well as the reallocation of capital and the repurchase of common equity and minority interests of others in properties:

(Millions)	2004	2003	2002	Total

Cashflow from operations	$477	$334	$250	$1,061

Financing
Borrowings, net of repayments	(182)	7	(134)	(309)
Net issuance (repurchase) of preferred shares	261	334	(3)	592
Net repurchase of common shares	(33)	(98)	(25)	(156)
Shareholder distributions	(300)	(114)	(113)	(527)

	(254)	129	(275)	(400)

Investing
Marketable securities	(18)	(267)	—	(285)
(Acquisitions) dispositions of real estate, net	(144)	50	114	20
Development and redevelopment	(55)	(174)	(206)	(435)
Capital expenditures	(26)	(16)	(16)	(58)

	(243)	(407)	(108)	(758)

Discontinued operations	—	—	14	14

Increase (decrease) in cash	$(20)	$56	$(119)	$(83)

LIABILITIES AND SHAREHOLDERS’ INTERESTS

Brookfield’s asset base of $8.5 billion is financed with a combination of debt, preferred shares and common equity. The increase in total liabilities and shareholders’ interests is primarily attributable to the issuance of 8,000,000 Class AAA, Series J preferred shares and 6,000,000 Class AAA, Series K preferred shares for total proceeds of C$350 million. The components of Brookfield’s liabilities and shareholders’ interests are as follows:

(Millions)	2004	2003	2002*

Liabilities
Commercial property debt	$4,550	$4,537	$4,588
Accounts payable and other liabilities	591	545	429
Future income tax liability	96	18	—
Shareholders’ interests
Minority interests of others in properties	53	81	84
Preferred shares
Subsidiaries	320	415	341
Corporate	854	586	238
Common shares	2,027	1,915	1,770

Total	$8,491	$8,097	$7,450

*	Excludes Brookfield Homes Corporation which was distributed to common shareholders on January 6, 2003

COMMERCIAL PROPERTY DEBT

Commercial property debt totaled $4.6 billion at December 31, 2004, compared with $4.5 billion at December 31, 2003 and $4.6 billion at December 31, 2002. The increase during the year is primarily related to the financings of 1625 Eye Street and Potomac Tower in Washington, D.C. and the impact of the higher Canadian dollar on Canadian-denominated commercial property debt, offset by the repayment of corporate debt with the proceeds received from the issuance of C$350 million preferred shares during 2004, and amortization. Commercial property debt at December 31, 2004 had an average interest rate of 6.5% and an average term to maturity of 12 years. Predominantly all of Brookfield’s commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company.

Commercial property debt, in order of maturity, is as follows:

		Interest		Brookfield
		Rate	Maturity	Proportionate Share
Commercial Property	Location	%	Date	(Millions)	Details

One World Financial Center	New York	3.71	2007	$300	Recourse, floating rate
TD Canada Trust Tower	Toronto	6.53	2007	108	Non-recourse, fixed rate
Trade Center	Denver	7.00	2007	52	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.43	2008	111	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	413	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	248	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	2011	75	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	65	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	56	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	707	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	373	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	299	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	152	Non-recourse, fixed rate
Republic Plaza	Denver	5.15	2014	170	Non-recourse, fixed rate
1625 Eye Street	Washington, D.C.	6.00	2014	130	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	44	Non-recourse, fixed rate
53 State Street	Boston	6.91	2023	74	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	2027	99	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	84	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	2028	152	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	88	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	526	Non-recourse, fixed rate
Development and other debt	—			204	Various terms
Corporate credit facility	—			20	Recourse, floating rate

Total		6.50%		$4,550

During 2004, Brookfield financed or refinanced $375 million of commercial property debt. The details are as follows:

	Financed / Refinanced
	Mortgage	Interest Rate
	(Millions)%

Republic Plaza, Denver	$170	5.15
1625 Eye Street, Washington, D.C.	130	6.00
Potomac Tower, Washington, D.C.	75	4.72

Total	$375	5.36%

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted Average
(Millions)	Scheduled			Interest Rate at
Year	Amortization	Maturities	Total	Dec. 31, 2004

2005	$142	$135	$277	7.2%
2006	155	20	175	7.3%
2007	157	475	632	5.2%
2008	168	110	278	6.7%
2009	181	12	193	6.8%
2010 and thereafter	—	2,995	2,995	6.5%

Total	$803	$3,747	$4,550	6.5%

During 2004, the company refinanced Republic Plaza in Denver with a $170 million, ten-year, fixed-rate mortgage at 5.15% interest. This refinancing represents a reduction of approximately 400 basis points from the prior fixed-rate mortgage. The company also financed 1625 Eye Street in Washington, D.C. with a $130 million, ten-year, 6% fixed rate mortgage. The financing was comprised of two-stage funding, with $74 million funded in September 2004 and $56 million funded in December 2004. The company also financed Potomac Tower which was acquired in the third quarter of 2004 with a $75 million, seven-year, 4.72% fixed rate mortgage.

\

The only significant maturity in the next five years is the floating-rate recourse mortgage which was placed on One World Financial Center in 2003 in order to facilitate flexibility in tenant discussions on this project and to minimize borrowing costs. It is expected this facility will be refinanced in the future with long-term, fixed-rate debt.

The company’s bank credit facility is in the form of a three-year revolving facility totaling $150 million. This facility had a floating interest rate of approximately 3.7% and was drawn in the amount of $20 million as at December 31, 2004.

CONTRACTUAL OBLIGATIONS

The following table presents contractual obligations of the company over the next five years:

	Payments Due By Period
(Millions)	Total	1 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt	$4,550	$1,084	$471	$2,995
Other obligations	302	135	—	167

Total	$4,852	$1,219	$471	$3,162

Other obligations include retractable preferred shares and debt attributable to the land development operations. See Accounts Payable and Other Liabilities and Note 9 of the consolidated financial statements for further discussion on other obligations. The company also has properties situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $973 million in total on an undiscounted basis.

CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS

Brookfield conducts its operations through entities that are fully or proportionately consolidated in the financial statements except for its investment in Brookfield LePage Johnson Controls, which is equity accounted. Brookfield LePage Facilities Management, one of the largest facilities management operations in Canada, is owned 40% by Brookfield in partnership with Johnson Controls, the largest facilities management operator in the world. This joint venture manages close to 100 million square feet of premises for major corporations and governments, and continues to benefit from the trend towards outsourcing of facilities management worldwide.

The company may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, the company may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in Note 17 to the consolidated financial statements.

CREDIT RATINGS

Brookfield is currently rated by two agencies. The company is committed to arranging its affairs to maintain these ratings as well as to improve them further over time. The credit ratings for the company at December 31, 2004 and at the date of this report were as follows:

	DBRS	S&P

Corporate rating	BBB(high)	BBB
Preferred shares	Pfd-3(high)	P3(high)

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities totaled $591 million, compared with $545 million in 2003. The increase is due to tenant inducements and the impact of the higher Canadian dollar on Canadian liabilities. Also included in accounts payable and other liabilities are Class AAA Series E retractable preferred shares, which have a cumulative dividend rate of 70% of bank prime. Total debt attributable to the land development business at December 31, 2004 was $135 million, compared with $150 million in 2003. This financing is primarily recourse in nature to subsidiaries of the company and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short- term advances. As new homes are constructed, loans are funded on a rolling basis. This financing carried an average interest rate of 4.2% (2003 - 4.4%). The company also has a revolving five-year term facility with a shareholder which bears interest based on the prime rate. This revolving facility is convertible at either party’s option into a fixed-rate financing at 9.75% repayable in 2015. This facility was undrawn at December 31, 2004. A breakdown of accounts payable and other liabilities is as follows:

(Millions)	2004	2003	2002

Accounts payable	$289	$241	$217
Advances
Retractable preferred shares	167	154	127
Other	135	150	85

Total	$591	$545	$429

FUTURE INCOME TAXES

At December 31, 2004, the company had a future income tax liability of $96 million compared to $18 million at December 31, 2003, an increase of $78 million with the deferred tax expense generated on the utilization of tax losses during the year.

MINORITY INTERESTS OF OTHERS IN PROPERTIES

In addition to 100% owned subsidiaries, Brookfield conducts its commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada which holds substantially all of the company’s Canadian assets other than BCE Place, and through Brookfield Financial Properties L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of the company’s interests in its New York, Boston and Washington, D.C. assets.

The following table details the components of minority interests of others in properties:

(Millions)	2004	2003	2002

BPO Properties	$42	$72	$64
Brookfield Financial Properties	11	9	20

Total	$53	$81	$84

Minority interests of others in BPO Properties decreased to $42 million at December 31, 2004 from $72 million at December 31, 2003 as a result of the payment of a special dividend by that entity during the first quarter of 2004. Minority interests of others in Brookfield Financial Properties increased by $2 million to $11 million at December 31, 2004 primarily due to increased earnings in the year, including the proportionate share of interests of others in the lease termination income earned in the second quarter of 2004.

During 2003, Brookfield Financial Properties completed the redemption of certain of its outstanding Partnership Units from minority interest owners for cash consideration of $10 million. In 2002, redemptions totaled $56 million. As a result of such redemptions, each remaining partner’s percentage interest increased on a pro rata basis. The company currently holds 99.4% of the outstanding Partnership Units of Brookfield Financial Properties.

Also during 2003, the company acquired an additional 574,900 voting common shares of BPO Properties in a private transaction at a cost of C$27.00 per BPO Properties share. The transaction increased Brookfield’s equity interest in BPO Properties from 87% to 89%. A wholly-owned subsidiary of Brookfield acquired these additional shares by issuing C$15.5 million of retractable preferred shares. These retractable preferred were redeemed during 2004 for cash of approximately C$30 million.

PREFERRED SHARES — SUBSIDIARIES AND CORPORATE

The company has $1.2 billion of preferred equity outstanding at December 31, 2004 consisting of $854 million issued by Brookfield and $320 million issued by its consolidated subsidiaries. This equity represents low cost capital for the company, without dilution to the common equity base. Dividends paid on preferred shares issued by the company are accounted for as capital distributions while dividends paid on preferred shares issued by subsidiaries are a component of minority interests of others in properties.

(a) Subsidiaries

The company’s subsidiaries have the following preferred shares outstanding:

	Shares	Preferred	Cumulative
(Millions except share information)	Outstanding	Share Series	Dividend Rate	2004	2003	2002

BPO Properties
	1,805,489	Series G	70% of bank prime	$38	$35	$28
	3,816,527	Series J	70% of bank prime	80	74	61
	300	Series K	30-day BA + 0.4%	124	115	95
	2,847,711	Series M	70% of bank prime	59	55	45
	800,000	Series N	30-day BA + 0.4%	17	15	12

				$318	$294	$241
100%-owned subsidiaries				2	121	100

Total				$320	$415	$341

During 2004, the company redeemed preferred shares issued by its 100%-owned subsidiaries totaling approximately C$155 million held by Brascan Corporation.

(b) Corporate

The company has the following preferred shares outstanding:

	Shares	Cumulative
(Millions except share information)	Outstanding	Dividend Rate	2004	2003	2002

Class A redeemable voting	6,312,000	7.50%	$11	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34	34
Class AAA Series C and D	—	8.00%	—	—	67
Class AAA Series F	8,000,000	6.00%	126	126	126
Class AAA Series G	4,400,000	5.25%	110	110	—
Class AAA Series H	8,000,000	5.75%	151	151	—
Class AAA Series I	8,000,000	5.20%	154	154	—
Class AAA Series J	8,000,000	5.00%	146	—	—
Class AAA Series K	6,000,000	5.20%	122	—	—

Total			$854	$586	$238

During 2004, the company issued 8,000,000 Class AAA, Series J preferred shares and 6,000,000 Class AAA, Series K preferred shares for total proceeds of C$350 million. Proceeds were used for general corporate purposes including the repayment of existing floating-rate preferred shares and debt held by Brascan Corporation.

During 2003, the company issued 4,400,000 Class AAA, Series G preferred shares, 8,000,000 Class AAA, Series H preferred shares, and 8,000,000 Class AAA, Series I preferred shares for total proceeds of $415 million. In June 2003, 4,000,000 Class AAA, Series C and D preferred shares were redeemed for $74 million.

During 2002, the company issued 8,000,000 Class AAA, Series F preferred shares for proceeds of $126 million. Proceeds of the issue were utilized to redeem 3,000,000 Class AAA, Series A preferred shares, 3,000,000 Class AAA, Series B preferred shares and 2,000,000 Class AAA, Series C preferred shares for total cash of $126 million.

Dividends paid on preferred shares issued by the company are accounted for as capital distributions. In 2004, the company paid preferred dividends of $41 million compared with $20 million in 2003. The increase relates to dividends paid on $683 million of preferred shares issued during 2003 and 2004 through five offerings with favorable dividend rates averaging 5.3%.

As a result of new accounting requirements, the company will reclassify as financial obligations preferred equity securities that are convertible into common shares at the option of the holders at market prices, notwithstanding the company’s right to redeem the securities for cash prior to conversion. This change will be implemented January 1, 2005.

COMMON SHARES

As at December 31, 2004, the company had 155,591,853 issued and outstanding common shares. On a fully diluted basis, the company had 158,720,432 common shares outstanding, calculated as follows:

	2004	2003	2002

Common shares outstanding	155,591,853	156,246,701	160,364,416
Unexercised options	3,128,579	3,306,240	3,568,791

Common shares outstanding - fully diluted	158,720,432	159,552,941	163,933,207

Common shares repurchased	1,409,900	5,006,700	1,385,900

The diluted book value per common share at December 31, 2004 was $13.19 compared with $12.31 at December 31, 2003. During the year ended December 31, 2004, the company repurchased 1.4 million shares under its normal course issuer bid at an average price of $30.54 per share. Since the inception of the normal course issuer bid in 1999, 12.2 million shares have been repurchased at an average price of $19.69 per share.

The book value of Brookfield’s common equity was $2.0 billion at December 31, 2004, compared with a market equity capitalization of $5.8 billion, calculated as total common shares outstanding multiplied by $37.40, the closing price per common share on the New York Stock Exchange on December 31, 2004.

On February 9, 2005, the Board of Directors approved a three-for-two stock split. The stock split will be in the form of a stock dividend. Shareholders will receive one Brookfield common share for each two common shares held. The stock dividend will be payable on March 31, 2005 to shareholders of record at the close of business on March 15, 2005. The stock split will not change the economic value of the common shares issued and outstanding. Effectively, the number of common shares increases by one-half and the earnings per share decreases by one-third.

COST OF CAPITAL

Brookfield continually strives to reduce its weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

Brookfield’s weighted average cost of capital, utilizing a 20% return on equity, is 9.2%. Brookfield’s cost of capital is lower than many of its peers because of the greater amount of investment-grade financing which can be placed on the company’s assets, a function of the high-quality assets and tenant base which comprise Brookfield’s portfolio.

FOREIGN EXCHANGE FLUCTUATIONS

While approximately 25% of Brookfield’s assets and revenues originate in Canada, Brookfield has substantially matched its Canadian assets with Canadian liabilities. As a result, Brookfield has generally not been materially impacted by the movement in the Canadian to U.S. dollar exchange rate.

REAL ESTATE INDUSTRY AND RISKS

Brookfield’s strategy is to invest in high-quality commercial properties defined by the physical characteristics of the asset, but more importantly, the certainty of receiving rental payments from the tenants of those assets. Brookfield remains exposed to certain risks inherent in the commercial property business.

In evaluating Brookfield and its business, the following is a brief review of the potential impact these different factors may have on the company’s operations. Further discussion of the risk factors that should be considered can be found in Brookfield’s Annual Information Form posted on the company’s Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which the company operates), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. Brookfield’s commercial properties are subject to mortgages, which require significant debt service payments. If the company is unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit Brookfield’s ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which Brookfield operates.

Brookfield’s commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

While the outlook for commercial office rents is positive in the longer term, 2005 may not provide the same level of increases in rental rates on renewal as compared to previous years. The company is, however, substantially protected against these short-term market conditions, since most of the company’s leases are long-term in nature with an average term of ten years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.

Brookfield’s commercial properties operations have insurance covering certain acts of terrorism for up to $600 million of damage and business interruption costs. The company continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

DERIVATIVE FINANCIAL INSTRUMENTS

The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in the cumulative translation account when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction affects income. At December 31, 2004, the company had foreign exchange contracts to sell a notional amount of C$711 million at a weighted average exchange rate of C$1.00 = US$0.76, maturing in January 2005, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at December 31, 2004 was a loss of $52 million which is reflected in the cumulative translation adjustment account. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$310 million at a weighted average exchange rate of US$1.00 = C$1.33, maturing in January 2005, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at December 31, 2004 was a gain of $30 million.

DISCONTINUED OPERATIONS

On October 29, 2002, the Board of Directors approved the special distribution of Brookfield Homes, the company’s U.S. residential home building business. Brookfield Homes commenced trading on the NYSE under the symbol “BHS” on January 7, 2003. This transaction allowed Brookfield to focus on its core business of owning and operating premier office properties in select North American city centers, as well as enabling shareholders to maximize the value of their interest in Brookfield’s U.S. residential home building operations by remaining as a shareholder or monetizing their investment.

Common shareholders of record on January 2, 2003 received a special distribution equivalent to one-fifth of a Brookfield Homes share for each Brookfield common share that they owned. The value of the special dividend, based on a book value of $323 million of equity, was $2.00 per Brookfield common share and resulted in a reduction in the stated value of the company’s common equity of $323 million, as approved by the company’s shareholders on December 16, 2002. The company has not retained any common share ownership of Brookfield Homes; however, it did retain a $98 million subordinated note receivable that was set to mature on December 31, 2005, which bore interest at 10%. This note was subsequently repaid by Brookfield Homes in 2003.

At December 31, 2002, total assets of Brookfield Homes included in the company’s assets were $879 million, an increase of $7 million over 2001. These assets were financed at the asset level by $556 million in construction debt facilities, payables and subordinated debt at December 31, 2002.

Reflecting the distribution as if it were completed at December 31, 2002, the pro forma balance sheet of Brookfield Homes was as follows:

(Millions)	2002

Assets
Residential housing inventory	$734
Development properties	40
Receivables and other	105

$879

Liabilities
Residential construction financing	$345
Accounts payable and other liabilities	113
Subordinated debt	98
Common shares	323

$879

Contributions to income from discontinued operations was comprised entirely of the results of operations from Brookfield’s U.S. residential home building business. This contribution to total funds from operations increased to $73 million in 2002 from $65 million in 2001 as continued low interest rates increased demand for homes in Brookfield Homes’ markets throughout California and Northern Virginia. After considering the impact of future income taxes, Brookfield Homes contributed $44 million to net income in 2002, an increase of 13% over 2001.

Pursuant to the distribution of Brookfield Homes on January 6, 2003, the Board of Directors approved a methodology for adjusting downward the exercise price of all outstanding stock options at that date, to give effect to this distribution. This methodology, developed in consultation with the Toronto Stock Exchange, resulted in a reduction of the exercise price of all outstanding stock options by $1.00 effective February 4, 2003. The Company recognized an expense as a result of reducing the strike price of outstanding stock options measured as the difference between the fair value of the modified options determined using the Black-Scholes model of valuation and the value of the old options immediately before their terms were modified, determined based on the expected remaining life of the outstanding revalued stock options.

SEGMENTED INFORMATION

The company and its subsidiaries operate in the U.S. and Canada within the commercial property business and the residential land development business. The commercial markets in which the company operates are primarily New York, Boston, Washington, D.C., Denver and Minneapolis in the U.S., and Toronto and Calgary in Canada. Approximately 73% of the company’s net operating income or 69% of the company’s funds from operations are derived from the U.S. The company’s residential land development operations are focused in five markets: Calgary, Edmonton, and Toronto in Canada and Denver and Austin in the U.S. Details of the segmented financial information for the company’s principal areas of business by industry and geographic location are provided in Note 19 of the consolidated financial statements.

The details of the contribution to net operating income and funds from operations by region are as follows:

	By Contribution to Net	By Contribution to
Region	Operating Income	Funds from Operations

New York, New York	56%	51%
Boston, Massachusetts	6%	7%
Washington, D.C.	3%	3%
Toronto, Ontario	13%	14%
Calgary, Alberta	8%	10%
Denver, Colorado	5%	5%
Minneapolis, Minnesota	3%	3%
Other	6%	7%

Total	100%	100%

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the company adopted CICA Handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. In particular, this section requires the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis. Adoption of this section resulted in recognition of additional straight-line rental revenue of $22 million and additional depreciation of $58 million before any tax effects for the year ended December 31, 2004. Previously, the company recorded rental revenue as it was contractually due and payable, and recorded depreciation on buildings using the sinking fund method.

Effective January 1, 2004, the company adopted CICA Handbook section 3063, “Impairment of Long-Lived Assets.” The section provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. The adoption of section 3063 did not have a significant impact on the company’s consolidated financial statements. Previously, the impairment was measured as the excess of the carrying value over the sum of the total undiscounted cash flows.

Effective January 1, 2004, the company adopted CICA Handbook section 3110, “Asset Retirement Obligations.” The section addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. The adoption of section 3110 did not have a significant impact on the company’s consolidated financial statements.

Effective January 1, 2004, the company adopted Accounting Guideline 13, “Hedging Relationships,” (“AcG 13”), a new accounting guideline issued by the Accounting Standards Board (AcSB) of the CICA addressing identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. Under AcG 13, hedge designation of derivative financial instruments is only allowed if, both at the inception of the hedge and throughout the hedge period, the changes in the fair value or cash flows of the derivative instruments are expected to substantially offset the fair value or cash flows of the underlying asset, liability or anticipated transaction. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

The company has adopted CICA Emerging Issue Committee Abstract 140, “Accounting for Operating Leases Acquired in Either an Asset Acquisition or Business Combination,” (“EIC 140”), issued in September 2003. EIC 140 requires that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market leases and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms. The adoption of EIC 140 did not have a significant impact on the company’s consolidated financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of: future cash flows and probabilities in assessing net recoverable amounts and net realizable value, the allocation of the purchase price to components of commercial properties acquired, depreciation and amortization, the company’s ability to utilize tax losses, hedge effectiveness, and fair value for disclosure purposes. These estimates are impacted by, among other things, movements in interest rates and other factors as described in the analysis of business environment and risks included on page 33. The interrelated and complex nature of these factors prevents us from quantifying the overall impact of movements on the company’s financial statements.

OUTLOOK

We are optimistic as we look to 2005. The leasing markets within which we operate are continuing to improve on a measured basis and the general economic environment has strengthened, although there are some conditions that warrant continued caution. The company remains focused on delivering on its performance targets and creating shareholder value. With a strong balance sheet, over six million square feet of development opportunities, significant financial flexibility, a solid growth strategy and a dedicated team, Brookfield is well positioned to continue to deliver on its commitments to shareholders.

Craig J. Laurie
Senior Vice President and Chief Financial Officer

February 9, 2005

DIVIDENDS PAID

Dividends paid per share by the company during the year ended December 31, 2004 and in the past three fiscal years are as follows:

	2004	2003		2002	2001

Common shares (US$)	$0.6200	$2.5000	(1)	$0.4000	$0.3300
Class A preferred shares (C$)	0.1875	0.1875		0.1875	0.1875
Class AA Series E preferred shares (C$)	0.7061	0.8202		0.7272	1.1009
Class AAA Series A preferred shares (C$)	—	—		1.6521	2.2500
Class AAA Series B preferred shares (C$)	—	—		1.6521	2.2500
Class AAA Series C preferred shares (C$)	—	1.2356		2.0000	2.0000
Class AAA Series D preferred shares (C$)	—	1.2356		2.0000	2.0000
Class AAA Series F preferred shares (C$)	1.5000	1.5000		0.3986	—
Class AAA Series G preferred shares (US$)	1.3125	0.7237		—	—
Class AAA Series H preferred shares (C$)	1.4375	0.3033		—	—
Class AAA Series I preferred shares (C$)	1.3000	—		—	—
Class AAA Series J preferred shares (C$)	0.8333	—		—	—
Class AAA Series K preferred shares (C$)	0.2486	—		—	—

(1) Includes the distribution of Brookfield Homes Corporation valued at $2.00 per common share